UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

PowerShares Global Listed Private Equity Portfolio

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(Name of Issuer)

Exchange Traded Fund

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(Title of Class of Securities)

73935X195

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(CUSIP Number)

12/31/13

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(Date of Event Which Requires Filing of this Statement)\

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 73935X195

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1. NAMES OF REPORTING PERSONS

Brinker Capital Inc.

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See

instructions)

(a)☐

(b)☐

Not Applicable

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3. SEC USE ONLY

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4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

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NUMBER OF	5.	SOLE VOTING POWER

SHARES	None
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BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		3464724
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EACH	7.	SOLE DISPOSITIVE POWER

REPORTING	None
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PERSON	8.	SHARED DISPOSITIVE POWER

WITH:		3464724
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9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3464724

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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN

SHARES (See instructions)

Not Applicable/

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.38%

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12. TYPE OF REPORTING PERSON (See instructions)

IA

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Item 1(a). Name of Issuer:

PowerShares Exchange Traded Funds Trust

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Item 1(b). Address of Issuer's Principal Executive Offices:

301 West Roosevelt Rd

Wheaton, Illinois 60187

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Item 2(a). Name of Person Filing:

Brinker Capital Inc.

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Item 2(b). Address of Principal Business Office, or if None,

Residence:

1055 Westlakes Drive, Suite 250, Berwyn, PA 19312

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Item 2(c). Citizenship:

Delaware

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Item 2(d). Title of Class of Securities:

Exchange Traded Fund

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Item 2(e). CUSIP Number:

73935X195

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Item 3. If This Statement is Filed Pursuant to §240 13d-1(b), or

240.13d-2(b) or (c), Check Whether the Person Filing is a:

Brinker Capital Inc.

(e) ☒ An investment adviser in accordance with §240.13d -1(b)(1) (ii)(E);

Item 4. Ownership

Brinker Capital Inc.:

(a) Amount beneficially owned: 3464724

(b) Percent of class: 8.38%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

None.

(ii) Shared power to vote or to direct the vote

3646724

(iii) Sole power to dispose or to direct the disposition

of

None.

(iv) Shared power to dispose or to direct the disposition

of

3646724

**Note 1** Brinker Capital Inc. ("Brinker"), an

investment adviser registered under Section 203 of the Investment

Advisers Act of 1940, furnishes investment advice to

un-registered accounts (collectively, the "Accounts"). In its role as investment adviser or manager, Brinker possesses shared voting and investment power over securities of the Issuer described in this schedule that are owned by the Accounts, and may be deemed to be the beneficial owner of such shares of the Issuer held by the Accounts.

However, all securities reported in this schedule are owned by the Accounts.

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the

"Exchange Act"), Brinker disclaims beneficial ownership of such securities. In addition, the filing of this schedule shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this

Schedule 13G for any other purposes than Section 13(d) of the Exchange

Act.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Not Applicable

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Item 6. Ownership of More Than Five Percent on Behalf of Another

Person.

The Accounts described in Note 1 above have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in their respective accounts.

Brinker Capital disclaims beneficial ownership of all such

securities.

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Item 7. Identification and Classification of the Subsidiary Which

Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

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Item 8. Identification and Classification of Members of the Group.

Not Applicable

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Item 9. Notice of Dissolution of Group.

Not Applicable

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Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Brinker Capital Inc.

By:	*/s/ Brian Ferko
Name: Brian Ferko
Title: Chief Compliance Officer

Date: February 12, 2014

* Pursuant to a Power of Attorney previously filed with Reporting Persons initial Schedule 13G with respect to Issuer.

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